SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OCI Partners LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

67091N108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 67091N108

(1)	Names of reporting persons. OCI N.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization The Netherlands
Number of common units beneficially owned by each reporting person with:	(5) Sole voting power None
(6) Shared voting power 63,000,000(a)
(7) Sole dispositive power None
(8) Shared dispositive power 63,000,000(a)
(9)	Aggregate amount beneficially owned by each reporting person 63,000,000(a)
(10)	Check if the aggregate amount in Row (9) excludes certain common units (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 78.3%(b)
(12)	Type of reporting person (see instructions) OO (public limited liability company)

(a)	Includes 63,000,000 common units representing limited partner interests (“Common Units”) in OCI Partners LP (the “Issuer”) held directly by OCI USA Inc. (“OCI USA”). OCI USA is a wholly owned subsidiary of Iapetus B.V. (“Iapetus”). Iapetus is a wholly owned subsidiary of OCI Fertilizer International B.V. (“OCI Fertilizer International”). OCI Fertilizer International is a wholly owned subsidiary of OCI Fertilizers B.V. (“OCI Fertilizers”). OCI Fertilizers is a wholly owned subsidiary of OCI N.V. (“OCI”). Accordingly, each of OCI, OCI Fertilizers, OCI Fertilizer International and Iapetus may be deemed to indirectly beneficially own the Common Units directly held by OCI USA, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 80,500,000 Common Units outstanding as of November 4, 2013, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 18, 2013.

SCHEDULE 13G

CUSIP No. 67091N108

(1)	Names of reporting persons. OCI USA Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of common units beneficially owned by each reporting person with:	(5) Sole voting power None
(6) Shared voting power 63,000,000(a)
(7) Sole dispositive power None
(8) Shared dispositive power 63,000,000(a)
(9)	Aggregate amount beneficially owned by each reporting person 63,000,000(a)
(10)	Check if the aggregate amount in Row (9) excludes certain common units (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 78.3%(b)
(12)	Type of reporting person (see instructions) CO

(a)	Includes 63,000,000 common units representing limited partner interests (“Common Units”) in OCI Partners LP (the “Issuer”) held directly by OCI USA Inc. (“OCI USA”). OCI USA is a wholly owned subsidiary of Iapetus B.V. (“Iapetus”). Iapetus is a wholly owned subsidiary of OCI Fertilizer International B.V. (“OCI Fertilizer International”). OCI Fertilizer International is a wholly owned subsidiary of OCI Fertilizers B.V. (“OCI Fertilizers”). OCI Fertilizers is a wholly owned subsidiary of OCI N.V. (“OCI”). Accordingly, each of OCI, OCI Fertilizers, OCI Fertilizer International and Iapetus may be deemed to indirectly beneficially own the Common Units directly held by OCI USA, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 80,500,000 Common Units outstanding as of November 4, 2013, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 18, 2013.

SCHEDULE 13G

CUSIP No.: 67091N108

Item 1(a)	Name of Issuer: OCI Partners LP

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5470 N. Twin City Highway

Nederland, Texas 77627

Item 2(a)	Name of Person(s) Filing:

OCI N.V. (“OCI”)

OCI USA Inc. (“OCI USA”)

Item 2(b)	Address or Principal Business Office or, if none, Residence:

Principal business office for OCI:

Mijnweg 1

6167 AC

Geleen

The Netherlands

Principal business office for OCI USA:

660 Madison Avenue, 19th Floor

New York, New York 10065

Item 2(c)	Citizenship:

OCI	The Netherlands
OCI USA	Delaware

Item 2(d)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

Item 2(e)	CUSIP Number: 67091N108

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No.: 67091N108

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		OCI	OCI USA
(a)	Amount beneficially owned:	63,000,000(a)	63,000,000(a)
(b)	Percent of class:	78.3%(b)	78.3%(b)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	None	None
	(ii) Shared power to vote or to direct the vote:	63,000,000(a)	63,000,000(a)
	(iii) Sole power to dispose or to direct the disposition of:	None	None
	(iv) Shared power to dispose or to direct the disposition of:	63,000,000(a)	63,000,000(a)

(a)	Includes 63,000,000 Common Units in OCI Partners LP (the “Issuer”) held directly by OCI USA. OCI USA is a wholly owned subsidiary of Iapetus B.V., a Netherlands private limited liability company (“Iapetus”). Iapetus is a wholly owned subsidiary of OCI Fertilizer International B.V., a Netherlands private limited liability company (“OCI Fertilizer International”). OCI Fertilizer International is a wholly owned subsidiary of OCI Fertilizers B.V., a Netherlands private limited liability company (“OCI Fertilizers”). OCI Fertilizers is a wholly owned subsidiary of OCI. Accordingly, each of OCI, OCI Fertilizers, OCI Fertilizer International and Iapetus may be deemed to indirectly beneficially own the Common Units directly held by OCI USA, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 80,500,000 Common Units outstanding as of November 4, 2013, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 18, 2013.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

OCI N.V.

By:	/s/ Nassef Sawiris
Nassef Sawiris
Chief Executive Officer

OCI USA Inc.

By:	/s/ Kevin Struve
Kevin Struve
President

Signature Page to Schedule 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 14, 2014.

OCI N.V.

By:	/s/ Nassef Sawiris
Nassef Sawiris
Chief Executive Officer

OCI USA Inc.

By:	/s/ Kevin Struve
Kevin Struve
President